UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayer's ID No. 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. (Bradesco or Company) informs its shareholders and the market in general that the Board of Directors, in a meeting held on this date, approved the Board of Executive Officers’ proposal for the payment, to the Company´s Shareholders, of extraordinary dividends, to the profit reserves account, in the total amount of R$8,000,000,000.00, being R$0.948654134 per common share and R$1.043519547 per preferred share, as per the terms of the Material Fact disclosed on October 7, 2019.

The shareholders registered in the Company’s Books on this date shall be benefited and the shares will be traded “ex-right” to the extraordinary dividends as of October 18, 2019.

The extraordinary dividends will be paid:

a)   on October 23, 2019 for the declared amount, without Withholding Income Tax, according to terms of Article 10 of Law No. 9,249/95, and they will not computed on the calculation of the mandatory dividends of the fiscal year provided at Bylaws;

b)   additionally to the Monthly, Interim and Complementary Interest on Shareholders’ Equity that will be declared in the end of the fiscal year, as follows:

•         shareholders whose shares are deposited with the Company and whose registration and bank details are up to date, will have the checking accounts in the financial institutions indicated by them credited; and

•         shareholders whose shares are deposited with B3 S.A. - Brasil, Bolsa, Balcão, will receive their payment through the institutions and/or brokers who maintain their positions in custody.

The shareholders whose details are not up to date should go to the Bradesco branch of their choice, bearing their individual taxpayer’s ID (CPF), identity document (RG) and proof of residence, in order to update their registration details and receive the amounts to which they are entitled.

The approved extraordinary dividends corresponds to, approximately, 65 times the amount of the interest on Shareholders’ Equity paid monthly.

The resolution taken herein does not change the payment schedule of monthly interest on shareholders’ equity, established in the Annual Calendar of Corporate Events, which is available on the websites of Bradesco, the CVM and B3, as well as the complementary interest, which will be declared in the end of the fiscal year.

Cidade de Deus, Osasco, SP, October 17, 2019

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 17, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.